SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice–President, Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces All-Time Record Quarterly Earnings

— EPS for Third Quarter up 20.5% to U.S. $0.88, ahead of Previous Guidance —
— Company Announces Further Textile Expansion in Nicaragua —

Montréal, Wednesday, August 4, 2004 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its results for its third fiscal quarter and nine months ended July 4, 2004, and also updated its sales and earnings outlook for the balance of the fiscal year. With effect from the beginning of the 2004 fiscal year, the Company has adopted the U.S. dollar as both its functional and financial reporting currency.

Third quarter sales and earnings

The Company reported record net earnings of U.S. $26.2 million or U.S. $0.88 per diluted share for the third quarter, up 20.2% and 20.5% from U.S. $21.8 million or U.S. $0.73 per diluted share a year ago. The third quarter of fiscal 2003 included an extra week of sales and earnings, due to the Company's floating year-end.

The results for the third quarter of fiscal 2004 included charges of $0.03 per share which were incurred primarily for asset disposals and write-downs arising primarily from the sale of surplus equipment in the Canadian yarn-spinning and textile operations. Excluding these charges as well as the impact of adjustments relating to the change to U.S. functional currency, which continue to impact depreciation expense, diluted EPS for the third quarter amounted to U.S. $0.93, up 27.4% from last year. The Company had previously provided guidance for the quarter of U.S. $0.80-U.S. $0.85 per share.

Compared to last year, the higher third quarter net earnings reflected higher unit sales, further manufacturing efficiencies and more favourable pricing. These factors were partially offset by increased cotton costs, higher SG&A costs primarily due to the Company’s sales growth and higher depreciation expense mainly as a result of the Company’s capital investment program. SG&A and depreciation were also impacted by the special charges for asset disposals and write-downs recorded in the third quarter of fiscal 2004.

Sales in the quarter were U.S. $168.4 million, up 17.4% from U.S. $143.4 million in the third quarter of fiscal 2003. The higher sales were due to a 13.5% increase in unit shipments combined with higher selling prices. The higher unit sales reflected continuing strong overall industry demand growth in the U.S. wholesale distributor channel, together with continuing market share penetration in all target market segments. The significant year-over-year sales increase was achieved in spite of the fewer number of weeks in the third quarter of fiscal 2004 compared to the prior year.

Three of the Company’s main distributors have now discontinued their participation in the S.T.A.R.S. report by ACNielsen Market Decisions, which is the basis for market and market share data provided by the Company for the U.S. wholesale distributor channel. As a result, the S.T.A.R.S. market share data for the third quarter of fiscal 2004 excludes the effect of sales through these customers and the value of the report is diminished compared to prior years. The Company will continue to monitor the value of presenting data from the S.T.A.R.S. report. With this caveat, based on the S.T.A.R.S. data, Gildan’s share in the T-shirt segment of the U.S. wholesale distributor market increased to 29.6% from 28.0% in the third quarter of fiscal 2003. During the third quarter, Gildan’s share of the sport shirt segment increased to 23.0% from 19.5% in the corresponding quarter of last year. Gildan’s share of the fleece category was 16.4% in the third quarter, up from 12.1% in the third quarter a year ago.

The table below summarizes the unit sales growth for the calendar quarter ended June 30, 2004 compared to the quarter ended June 30, 2003 for Gildan and for the industry overall through the U.S. wholesale distributor channel, as reported by S.T.A.R.S. after adjusting the prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report:

	Gildan Unit growth	Industry Unit growth

T-shirts	35.9%	14.3%

Sport shirts	19.6%	3.4%

Fleece	53.9%	13.8%

Gildan is pleased to announce that it is also adding a major new distributor, which will begin to carry Gildan’s product-lines in the fourth quarter of fiscal 2004, and is expected to contribute significantly to the Company’s year-over-year sales growth in fiscal 2005.

Gildan’s unit shipments in Europe increased by 43.7% over the third quarter last year, and shipments in Canada were up by 32.6%. Selling prices in the Canadian market continued to be negatively impacted as a result of the lower landed selling prices for U.S. competitors in the Canadian market, due to the decline in the relative value of the U.S. dollar.

Gross margins in the third quarter were 30.3%, compared with 30.7% in the third quarter of fiscal 2003. The favourable impact on percentage gross margins of the continuing manufacturing efficiencies and more favourable selling prices was offset by the effect of higher cotton costs.

Nine Months Earnings

Net earnings for the first nine months of fiscal 2004 were $43.4 million or U.S. $1.46 per diluted share, up 11.6% and 11.5% from the first nine months of fiscal 2003 when the Company generated net earnings of U.S. $38.9 million or U.S. $1.31 per diluted share. Before the adjustments due to the change to U.S. functional currency, net earnings for the first nine months of fiscal 2004 were U.S. $48.0 million, or U.S. $1.61 per share, up 23.4% and 22.9% respectively from the first nine months of fiscal 2003.

Earnings Outlook

The Company now expects to be at the top end of its previously indicated range of U.S. $0.55-U.S. $0.60 for diluted EPS in the fourth quarter of fiscal 2004 before functional currency adjustments and the estimated charge of U.S. $0.10 per diluted share to meet the cost of the Company’s contractual obligations to H. Greg Chamandy. The Company announced in a separate press release this morning that H. Greg Chamandy was stepping down from his roles as Co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee.

Due to the stronger than projected third quarter results, and its outlook for the fourth quarter, the Company is projecting EPS for the full fiscal year of approximately U.S. $2.20 per diluted share before functional currency adjustments and the fourth quarter charge in respect of H. Greg Chamandy. Diluted EPS after the adjustment for functional currency and the special charge in the fourth quarter is expected to be approximately U.S. $1.95 per share.

Cash Flow and Capital Expenditures

In the third fiscal quarter, the Company generated U.S. $34.7 million of free cash flow, defined as cash flow from operating activities less cash used in investing activities. Operating earnings and the impact of the reduction of inventories during the third quarter significantly exceeded cash requirements for seasonal accounts receivable and for capital expenditures. The Company used U.S. $19.0 million of its free cash flow for repayment of long-term debt, including U.S. $17.5 million for the first scheduled installment of its senior note repayment on June 10, 2004. The Company ended the quarter with cash and cash equivalents of U.S. $37.1 million.

The Company also announced that, subsequent to the end of the third quarter, it had purchased land and buildings in Nicaragua for approximately U.S. $5.0 million, and that it intends to immediately begin construction of a major facility on this site for the production of fleece, in order to support the Company’s anticipated growth in this product-line in both the wholesale and retail channels. The total capital cost of the project, including the land and buildings, is estimated at approximately U.S. $60 million. The Company is also continuing to develop its new manufacturing hub in the Dominican Republic and Haiti, and construction of its first textile facility in the Dominican Republic is progressing well.

Net capital expenditures for the full 2004 fiscal year are now anticipated to be in the range of U.S. $65 million-U.S. $70 million, due to the additional cost of the Nicaragua property and initial work at this location, partially offset by the proceeds from the sale of surplus equipment from the Company’s Canadian operations.

As of July 31, 2004, there were 29,629,904 Class A subordinate shares issued and outstanding along with 673,085 options outstanding.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,300 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialling 800-263-8506 (Canada & U.S.) or 719-457-2681 (international) and entering passcode 771017. The conference call can also be accessed via live webcast at www.gildan.com ("Investor Relations" section).

If you are unable to participate in the conference call, a replay will be available starting that same day at 2:00 PM EDT by dialing 888-203-1112 (Canada & U.S.) or 719-457-0820 (international) and entering passcode 771017, until August 11, 2004 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$168,429	$143,361	$387,757	$321,976
Cost of sales	117,443	99,388	278,134	225,334

Gross profit	50,986	43,973	109,623	96,642

Selling, general and administrative expenses	15,629	13,280	42,177	36,892

Earnings before interest, income taxes,
depreciation and amortization	35,357	30,693	67,446	59,750

Depreciation and amortization	5,517	4,109	15,698	11,309
Interest expense	1,626	1,733	4,970	4,891

Earnings before income taxes	28,214	24,851	46,778	43,550

Income taxes	1,986	3,021	3,345	4,618

Net earnings	$26,228	$21,830	$43,433	$38,932

Basic EPS	$0.89	$0.74	$1.47	$1.33

Diluted EPS	$0.88	$0.73	$1.46	$1.31

Weighted average number of shares outstanding (in thousands)
Basic	29,628	29,373	29,576	29,165
Diluted	29,859	29,768	29,839	29,700

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$26,228	$21,830	$43,433	$38,932
Adjustments for:
Depreciation and amortization	5,517	4,109	15,698	11,309
Future income taxes	320	1,123	1,781	2,994
Stock based compensation expense	115	—	299	—
Other	595	360	534	201

	32,775	27,422	61,745	53,436

Net changes in non-cash working capital balances:
Accounts receivable	(9,270)	(5,386)	(29,889)	(19,051)
Inventories	16,611	11,852	(9,994)	(6,965)
Prepaid expenses and deposits	1,931	365	(897)	(1,568)
Accounts payable and accrued liabilities	438	881	(2,577)	8,997
Income taxes payable	1,570	3,206	(195)	1,797

	44,055	38,340	18,193	36,646

Cash flows from financing activities:
Repayment of long-term debt	(19,031)	(1,101)	(20,655)	(3,210)
Increase in secured debt	—	—	4,125	96
Proceeds from the issuance of shares	48	1,037	1,570	3,345

	(18,983)	(64)	(14,960)	231

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(9,221)	(9,473)	(35,794)	(30,446)
(Increase) decrease in other assets	(118)	73	(190)	230

	(9,339)	(9,400)	(35,984)	(30,216)

Effect of exchange rate changes on cash
and cash equivalents	(52)	(566)	505	(366)

Net increase (decrease) in cash and cash
equivalents during the period	15,681	28,310	(32,246)	6,295

Cash and cash equivalents, beginning of period	$21,413	$22,995	$69,340	$45,010

Cash and cash equivalents, end of period	$37,094	$51,305	$37,094	$51,305

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	July 4, 2004	October 5, 2003	July 6, 2003
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$37,094	$69,340	$51,305
Accounts receivable	94,342	64,260	76,146
Inventories	113,497	103,503	94,268
Prepaid expenses and deposits	4,749	3,849	4,482
Future income taxes	4,558	4,682	3,112

	254,240	245,634	229,313

Fixed assets	199,825	180,349	176,545
Other assets	3,321	3,681	3,577

Total assets	$457,386	$429,664	$409,435

Current liabilities:
Accounts payable and accrued liabilities	$64,661	$67,278	$62,112
Income taxes payable	3,753	3,909	4,066
Current portion of long-term debt	18,601	19,481	20,480

	87,015	90,668	86,658

Long-term debt	38,430	54,077	55,913
Future income taxes	22,436	20,716	17,890

Shareholders' equity:
Share capital	77,060	75,490	74,348
Contributed surplus	519	220	220
Retained earnings	205,678	162,245	148,021
Cumulative translation adjustment	26,248	26,248	26,385

	309,505	264,203	248,974

Total liabilities and shareholders' equity	$457,386	$429,664	$409,435

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc – Notes to interim consolidated financial statements

For complete notes to the interim consolidated financial statements please refer to filings with the various securities regulatory authorities.

1.	Change in Functional Currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international expansion of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the beginning of its 2004 fiscal year. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles. The change in the functional currency resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

2.	Floating year-end:
The third quarter of fiscal 2003 comprised of 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of the extra week is required in every sixth fiscal year due to the Company’s floating year-end date. It was included in the third quarter of fiscal 2003 since it is seasonally the largest sales quarter in the year.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: August 4, 2004